

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

July 2, 2021

VIA E-mail

Yana Dobkin Guss, Esq.
ROPES & GRAY, LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
(617) 951-7109

   Re: MassMutual Advantage Funds
     File Nos. 333-256698, 811-23703

Dear Ms. Guss:

   On June 2, 2021, you filed a registration statement on Form N-1A on behalf of MassMutual Advantage Funds. We have reviewed the registration statement and have provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General

1. Please confirm that the registrant will not use this prospectus before the pending reorganization with the Barings funds has been consummated and, accordingly, please ensure that the disclosure in the prospectus speaks as if the reorganization has already occurred (explicitly noting this assumption).

2. We note that material portions of the filing are incomplete at this time (e.g., fee table, expense example, trustees, officers, auditor information, exhibits, etc.). Please complete or update all information that is currently in brackets or missing in the registration statement, including exhibits, or tell us why you are unable to do so and when you expect to have this information. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Prospectus

MassMutual Global Floating Rate Fund

Fees and Expenses of the Fund, pages 2-3

3. Can fees and expenses that exceed the cap later be recouped by the advisor? If so, please disclose the relevant terms and conditions. We may have further comments based on your response. Please apply this comment to each of the Funds included in this prospectus.

4. Please ensure that the example discloses that expenses reflect the cap through the expiration date of the agreement with MML Advisers, and the total expenses thereafter. Please apply this comment to each of the Funds included in this prospectus.

Principal Investment Strategies, pages 4-5

5. The Fund discloses that under normal market conditions, the Fund may allocate less than 40% of its net assets in securities of non-U.S. issuers. Specifically, it may invest "at least the percentage of net assets that is 10 percentage points less than the percentage of the Fund's benchmark, which is the market weighted average of the Credit Suisse Leveraged Loan Index and the Credit Suisse Western European Leveraged Loan Index (collectively, the "Benchmark"), represented by non-U.S. issuers, as determined by the provider of the Benchmark)."

   - Please supplementally explain how an allocation of assets in securities of non-U.S. issuers that is both (i) less than 40% and (ii) 10% less than the Fund's benchmark indices gives the Fund sufficient economic ties with non-U.S. securities as to be consistent with the Fund's "global" investment strategy; and

   - Please supplementally provide (i) how much of the Fund's benchmark, Credit Suisse Global Leveraged Loan Index (which is the market weighted average of the Credit Suisse Leveraged Loan Index and the Credit Suisse Western European Leveraged Loan Index), is allocated to non-U.S. issuers, and (ii) the index methodology.

   Please apply this comment to the *MassMutual Global Credit Income Opportunities Fund* as well.

6. Please describe the specific strategies that the Fund expects to be the most important means of hedging its exposure to non-U.S. currencies and that it anticipates will have a significant effect on its performance. Please apply this comment to each of the Funds included in this prospectus.

7. Please provide a brief explanation of the terms "assignments" and "participations" the first time they are used in the prospectus.

8. Please be advised that disclosure for any principal investment related to derivatives should be tailored specifically to how a fund expects to be managed. (*See* <u>Commission letter to Investment Company Institute</u>, dated July 30, 2010, regarding derivatives-related disclosures by investment companies). Accordingly, please disclose, to the extent practicable, if the Fund expects that its use of certain kinds of derivatives will be more important than others for the purposes of achieving its objectives and will have a relatively more significant effect on its performance. Please apply this comment to each of the Funds included in this prospectus.

<u>Principal Risks, page 5</u>

9. Please consider, instead of the "fixed income securities risk" discussion as the first principal risk disclosed, whether a "floating rate securities risk" or something similar is more appropriate in light of the Fund's principal investment strategy.

<u>Principal Risks, Derivatives Risk, page 6</u>

10. Disclosure should not be generic. To the extent practicable, please disclose significant risks associated with the predominant derivative types the Fund intends to utilize. (*See* <u>Commission letter to Investment Company Institute</u>). Please apply this comment to each of the Funds included in this prospectus.

MassMutual Emerging Markets Debt Blended Total Return Fund

<u>Principal Risks, pages 22-26</u>

11. Please disclose portfolio turnover risk as a principal risk of the Fund or tell us why it need not be included.

MassMutual Global Emerging Markets Equity Fund

<u>Principal Investment Strategies, page 29</u>

12. Please revise to explain what the term "equity-related securities" means.

13. You disclose that "[i]n general, countries may be considered emerging markets if they are included in any one of the MSCI emerging markets indexes." Please revise the disclosure to clarify for purposes of its 80% policy how the Fund defines "emerging market countries."

Statement of Additional Information

General Information, page 3

14. Please update this discussion to include the fund history related to the reorganization pursuant to which the Barings Funds will have been reorganized with and into the corresponding MassMutual acquiring funds.

Investment Restrictions of the Funds, page 50

15. Please update "(7) concentrate its investments in any one industry" to refer to "industry or group of industries" to be consistent with section 8(b)(1) of the Investment Company Act.

ACCOUNTING COMMENTS

16. Please be advised that our review of the required financial statements and related information cannot be completed until you have included all such required information in the registration statement by pre-effective amendment. We may have accounting and related comments on such disclosure once it has been provided.

Closing

Please respond to this letter in writing via EDGAR correspondence submitted with a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. In an accompanying supplemental response letter, address each comment noted above and, where appropriate, specifically identify the location of new or revised disclosure in the amended filing. If the pre-effective amendment reflects no change in response to a comment, indicate this in your response letter and briefly provide the basis for your position. The staff may have further comments based on your answers and any new, revised, or missing pre-effective amendment disclosures or exhibits.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-3623.

Sincerely,

/s/ Daniel S. Greenspan

Daniel S. Greenspan
Staff Attorney

cc: John Lee, Branch Chief
        Christian Sandoe, Assistant Director